UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address of principal executive office)

Indicate by check mark whether the registrant files .or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

On January 10, 2023, ZIM Integrated Shipping Services Ltd. (the “Company”) issued a press release announcing the Company participated in a seed equity financing round of 40Seas, an innovative fintech company serving as a platform for cross-border trade financing, as well as extended 40Seas a revolving credit facility of approximately $100 million, with an option to increase this credit facility up to $200 million.  A copy of this press release is attached herewith as Exhibit 99.1.

The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP General Counsel and Corporate Secretary

Date: January 10, 2023

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release dated January 10, 2023